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                        Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM N-6F

            NOTIFICATION OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
                 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name: MGi2, INC.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
9821 KATY FREEWAY, SUITE 500, HOUSTON, TEXAS 77024

Telephone Number (including area code): (800) 315-6979

Name and address of agent for service of process: CARY M. GROSSMAN, 9821 KATY FREEWAY, SUITE 500, HOUSTON, TEXAS 77024

Copy to: ANDREWS & KURTH L.L.P., 600 TRAVIS, SUITE 4200, HOUSTON, TEXAS 77002, ATTN: CHRISTOPHER S. COLLINS

     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Houston, State of Texas, this 1st day of February, 2000.

                                          MGi2, INC.


                                          By:   /s/ Cary M. Grossman
                                                -----------------------------
                                          Name: Cary M. Grossman
                                          Title: Chairman of the Board, Chief
                                                 Executive Officer and Chief
                                                 Financial Officer

Attest:

/s/ Clifford E. McFarland
---------------------------------
Name:  Clifford E. McFarland
Title: Secretary